EXHIBIT 3.1

Endeavour International Corporation
Amendment to Amended and Restated Bylaws

Dated: May 22, 2013

Number, Term of Office and Classification. Article II, Section 2 of the Amended and Restated Bylaws is amended to add two new paragraphs to the end of the Section to read as follows:

“Notwithstanding the foregoing, the classes of directors shall be terminated in accordance with the paragraph below. Sentence number four through the end of the foregoing paragraph shall cease to have effect immediately prior to the annual meeting of stockholders in 2016.

Effective at the annual meeting of stockholders in 2014, the Class I classification of directors shall terminate; effective at the annual meeting of stockholders in 2015, the Class II classification of directors shall terminate; and effective at the annual meeting of stockholders in 2016, the Class III classification of directors shall terminate. Upon termination of each of the three classes of directors, each of the directors whose class has terminated may be elected to serve as a director on an annual basis. Upon termination of all three classes of directors, the whole number of directors shall be elected annually. Each director currently serving as such shall nevertheless continue as a director of the class of which he or she is a member until the expiration of his or her current term or until his or her earlier death, resignation, retirement, disqualification or removal.”